Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

June 10, 2014

United States Securities and Exchange Commission Division of Corporation Finance
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler
Assistant Director

Re:	Minerva Neurosciences, Inc.
Registration Statement on Form S-1
Filed on April 9, 2014
File No. 333-195169

Dear Mr. Riedler:

On behalf of our client, Minerva Neurosciences, Inc. (the “Company”), set forth below is the Company’s response to the comments contained in the letter dated April 22, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Registration Statement on Form S-1 filed on April 9, 2014 (the “Registration Statement”).  The Company is filing Amendment No.1 to the Registration Statement (the “First Amendment”) simultaneously with this letter.  All references to page numbers in the responses below are to page numbers in the First Amendment.  In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the First Amendment.  Information provided in this letter on behalf of the Company have been provided to us by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Arrangements, page 74.

1.              We note your response to our prior comment 12 and your revisions on pages 115-117 of the revised registration statement.  As you have done on pages 115-117, please describe in this section the duration of your MIN-101 and MIN-117 license agreements.  In this regard, we note that your revised disclosure on pages 76 and 115-117 provides that the duration of the MIN-101 and MIN-117 licenses is conditioned on your continuing obligation to pay royalties.  Similarly, we note that the MIN-202 license agreement shall remain in effect until you have no more payment obligations to Janssen under the agreement.  Accordingly, please revise your disclosure here and on pages 115-117 to specify when these payment obligations expire under the terms of the respective agreements.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 78-79 and 119-120 and of the First Amendment.

2.              We note that you amended your license agreements for MIN-101 and MIN-117 in January 2014 and that the amended agreements provide that in the event you sell the rights to the licenses, the licensor will be entitled to a percentage of royalties received by you in the “low double digits.”  Please revise your disclosure to more narrowly specify the royalty percentage by providing a range within a ten percent range (e.g. “single digits,” “teens,” “twenties,” etc…).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 119-120 of the First Amendment.

Please contact the undersigned at (212) 309-6058 or Anna Tomczyk at (212) 309-6217 if you have any questions regarding the foregoing

Very truly yours,

/s/ David W. Pollak
David W. Pollak
cc:	Minerva Neurosciences, Inc.
Deloitte & Touche LLP